Exhibit 99.1
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have reviewed the accompanying condensed consolidated interim statement of financial position of Sify Technologies Limited and subsidiaries (“the Company”) as of September 30, 2009, the related unaudited condensed consolidated interim statements of income for the three months and six months ended September 30, 2009 and 2008, the related unaudited condensed consolidated interim statements of comprehensive income for the three months and six months ended September 30, 2009 and 2008, the related unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of cash flows for the six months ended September 30, 2009 and 2008, and a summary of significant accounting policies and other explanatory notes. These consolidated interim financial statements are the responsibility of the Company’s management. We did not review the condensed consolidated interim financial statements of MF Global Sify Securities India Private Limited (MF Global), (a 29.85% percent owned Investee Company). The Company’s investment in MF Global at September 30, 2009 was Rs.580,643 (in thousands) and its equity in earnings of MF Global was Rs. 20,283 (in thousands) and Rs.24,287 (in thousands) for the quarters ended September 30, 2009 and September 30, 2008, respectively, Rs. 36,216 (in thousands) and Rs. 37,097 (in thousands) for the six months ended September 30, 2009 and September 30, 2008, respectively. The condensed consolidated interim financial statements of MF Global were reviewed by other auditor whose report has been furnished to us, and our report, insofar as it relates to the amounts included for MF Global, is based solely on the report of the other auditor.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion
As discussed in note 7 to the condensed consolidated interim financial statements, the report of the other auditors on the condensed consolidated interim financial statements of MF Global, presented herein, is modified because the Company is not in agreement with certain recorded expenses aggregating to Rs. 9,384 (in thousands) and Rs. 20,255 (in thousands) for the three months and six months ended September 30, 2009, respectively, being expenses recharged by MF Global Holdings Limited (formerly known as MF Global Limited) (majority beneficial shareholder of MF Global) and certain entities in the same group as MF Global Holdings Limited. The other auditors were unable to comment on the adjustments that may arise to MF Global’s condensed consolidated interim financial position as at September 30, 2009, the condensed consolidated interim statement of income, the condensed consolidated interim statement of comprehensive income, for the three months and six months ended September 30,2009, respectively, and the related condensed consolidated interim statements of changes in equity and condensed consolidated interim statements of cash flows for the six months ended September 30, 2009, on resolution of the aforesaid matter between the shareholders of MF Global.
Based on our review, and the report of the other auditors, except for the impact of the matter referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
KPMG
Chennai, India
March 31, 2010